Prudential Investments Mutual Funds
655 Broad Street
Newark, New Jersey 07102

January 11, 2016

VIA EDGAR SUBMISSION

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 02549
Attention: Ms. Lori Hamilton

Re: Prudential Investments Mutual Funds

SEC Staff Comments on Form N-CSR Filings

Dear Ms. Hamilton:

On behalf of the funds which comprise the Prudential Investments Mutual Funds (the “Funds”), we are submitting this letter in response to comments which we received by telephone from the staff of the Securities and Exchange Commission (the “SEC”) relating to filings of shareholder reports for various of the Funds on Form N-CSR. It is our understanding that the staff’s comments are based on a review of submissions on Form N-CSR by the Funds as filed on EDGAR through July 2015.

For your convenience, we have set forth each comment below, followed by the applicable response.

1.	Comment: With respect to each of Prudential Global Total Return Fund, Inc. and Prudential Emerging Markets Debt Local Currency Fund, confirm that return of capital is not included in the 30-Day SEC Yield figures which appear in the table entitled “Distributions and Yields” included in each Fund’s shareholder reports as filed on Form N-CSR.

Response: With respect to each of the registrants noted in the comment above, we confirm that return of capital is not included in the 30-Day SEC Yield figures.

2.	Comment: With respect to Jennison MLP Fund, the cumulative total return for Class A shares for the fiscal year ended November 30, 2014 as shown in the annual report for the fiscal year ended November 30, 2014 is 16.32%, but the Financial Highlights in the financial statements show a cumulative total return of 16.22% for Class A shares. Please explain this difference.

Response: The performance reported in the Management Discussion and Analysis (MD&A) section represents the performance based on the daily net asset value that the fund strikes, which net asset value was used to process shareholder activity. The performance reported in the Financial Highlights represents performance based on net asset value used for the purpose of financial reporting, which could differ due to trade date adjustments required under U.S. Generally Accepted Accounting Principles (GAAP). For that reason, the footnote relating to the Total Return in the Financial Jighlights states, “Total return may reflect adjustment to conform to generally accepted accounting principles”.

3.	Comment: With respect to Prudential Strategic Value Fund, the cumulative total return for Class A shares for the fiscal year ended February 28, 2015 as shown in the annual report for the fiscal year ended February 28, 2015 is 12.40%, but the Financial Highlights in the financial statements show a cumulative total return of 12.32% for Class A shares. Please explain the difference.

Response: Same as in number 2 above.

4.	Comment: With respect to Prudential Small-Cap Value Fund, the cumulative total return for Class A shares for the fiscal year ended July 31, 2014 as shown in the annual report for the fiscal year ended July 31, 2014 is 10.78%, but the Financial Highlights in the financial statements show a cumulative total return of 10.72% for Class A shares. Please explain the difference.

Response: Same as in 2 above.

5.	Comment: With respect to Prudential Jennison Mid-Cap Growth Fund, Inc., the cumulative total return for Class A shares for the fiscal year ended August 31, 2014 as shown in the annual report for the fiscal year ended August 31, 2014 is 18.46%, but the Financial Highlights in the financial statements show a cumulative total return of 18.42%. Please explain the difference.

Response: Same as in 2 above.

6.	Comment: With respect to Prudential Absolute Return Bond Fund, the financial statements included in the annual report for the fiscal year ended October 31, 2014 indicate that the Fund’s derivatives investments resulted in net realized and unrealized gains, but the narrative discussion of fund performance included in the annual report does not discuss or explain the impact on the Fund’s performance.

Response: The narrative discussion of fund performance did not discuss the impact of derivatives on the Fund’s performance because the impact was immaterial.

7.	Comment: With respect to Prudential Short Duration Muni High Income Fund, the financial statements included in the annual report for the fiscal period ended March 31, 2015 indicate that 28.5% of the Fund’s assets were invested in securities within the Healthcare industry classification. This should be disclosed in the Fund’s prospectus if Healthcare investments are a principal strategy of the Fund.

Response: As of March 31, 2015, the Prudential Short Duration Municipal High Income Fund had a 28.5% allocation to the Healthcare sector. This allocation did not represent a principal investment strategy of the Fund, but rather indicates where the portfolio management team was finding value in the municipal bond market at the time of the shareholder report. The overweight to healthcare was primarily the result of the following factors:

The Fund's portfolio management team generally favored revenue bonds over general obligation bonds at the time of the annual report. The Fund had 4.8% allocation to general obligation bonds, which represented a -18% underweight relative to the Barclays Custom 50% Municipal Bond 1-8 years/ 50% Municipal High Yield 1-8 years Index.

The Fund's portfolio management team held a negative view on the Commonwealth of Puerto Rico given its on going fiscal challenges. The Fund had a 2.7% allocation to Puerto Rico, which represented a -15% underweight relative to the Fund's benchmark.

Finally, the Fund's portfolio management team held a negative view on the pre-refunded sector of the municipal bond market given the sectors historically low yield levels at the time of the annual report. The Fund had a 0% allocation to Pre-Refunded bonds, which represented a -8% underweight relative to the Fund's benchmark.

8.	Comment: With respect to Prudential International Real Estate Fund, the financial statements included in the annual report for the fiscal year ended October 31, 2014 indicate that 26.1% of the Fund was invested in Japanese securities. If investment in Japanese securities is a principal investment strategy of the Fund, this should be disclosed as a principal strategy of the Fund.

Response: As of October 31, 2014, the Fund had a 23.7% allocation to Japan. This allocation does not represent a principal investment strategy of the Fund, but primarily a by-product of the Fund’s benchmark, the FTSE EPRA/NAREIT Developed ex-U.S. Net Index. The benchmark’s allocation within Japan is 23.3%, which is only 0.4% less than the Fund’s allocation.

The Fund will have active over and underweight positions relative to the benchmark, however, the Fund seeks to have a relatively lower tracking error to the benchmark and as a result is likely to have a Japanese weighting that is similar to the index.

Finally, the Fund’s portfolio management team seeks to drive most of their outperformance from stock selection rather than country allocations.

9.	Comment: With respect to Prudential Real Assets Fund, the table entitled “Allocation” appearing in the annual report for the fiscal year ended February 28, 2015 reflects only the Fund’s investments in affiliated mutual funds and US Treasury obligations. Pursuant to Form N-1A, the required graphical representation of Fund holdings should reflect how the Fund invests, given its holdings. Please explain how the “Allocation” table satisfies the requirements of Form N-1A, given the Fund’s investment policies.

Response: The Fund’s annual report includes both a table entitled “Allocation” as well as a table entitled “Five Largest Holdings.” We believe that the information conveyed in both of these tables, when taken as a whole, provides an appropriate graphical representation of the Fund’s investments, given its investment policies.

10.	Comment: With respect to Jennison MLP Fund, the hypothetical expense table appearing in the annual report for the fiscal year ended February 28, 2015 states that it does not include any tax expenses. Pursuant to Form N-1A, Item 27(d)(1)--Instruction 2(a)(i), tax expenses should be included in the calculations for the figures appearing in the hypothetical expense table.

Response: Noted, this will be done with immediate effect from the next reporting cycle for this Fund.

11.	Comment: With respect to each of the Funds denoted below, please confirm that the Schedule of Investments included in the most recent annual reports filed on Form N-CSR and the most recent portfolio holdings filed on Form N-Q reflect sufficient asset segregation to cover the notional amount of credit default swaps (CDSs) with protection sold.
•	Prudential Global Total Return Fund
•	Prudential Absolute Return Bond Fund
•	Prudential Short-Term Corporate Bond Fund
•	Prudential Short Duration Muni High Income Fund

Response: The Funds’ subadviser employs compliance monitoring and oversight programs for the purpose of assuring that sufficient asset segregation is maintained with respect to each Fund’s investments in CDSs.

12.	Comment: With respect to investment in the Prudential Core Taxable Money Market Fund, the Staff commented that purchase and sale information regarding the Fund’s transactions in the shares of affiliated money market funds was not presented in the table to the notes to the financial statements in accordance with requirements of Regulation S-X 12-14.

Response: Management believes that this disclosure is not applicable to short term investments. Transactions represented investments of un-invested cash nightly and that substantially all the money in the Prudential Core Taxable Money Market Fund (Core Money Market) represented the investment of securities lending collateral received by the Fund. Besides the information in the Schedule of Investments relating to the investment in the Core Money Market as short term investment, the Fund currently discloses, in accordance with prior Staff comments and GAAP for affiliated transactions, information related to income earned from the investment in the overnight sweep as well as the income from securities lending in the Statement of Operations, where such income is derived from the investment in the Core Money Market. The Fund believes that the Fund’s investment in Core Money Market are primarily for short-term purposes to sweep cash overnight and reinvest collateral for securities lending purposes, and not as a part of the investment strategy of the funds. As the purpose of these sweep are short term in nature, the funds believe the current disclosures presented in the various sections of the financial statements sufficiently address these investments as affiliates and additional disclosures relating to purchases and sales of sweep investments under Regulation S-X 12-14 may not be qualitatively material to user of financial statements.

13.	Comment: With respect to Prudential Global Total Return Fund, the Schedule of Investments included in the annual report for the fiscal year ended October 31, 2014 discloses that 58% of the Fund’s assets were invested in foreign bonds. Please explain how the “names rule” (Rule 35d-1) is being satisfied for this Fund if only 58% of the Fund was invested in foreign bonds.

Response: Registrant believes that Rule 35d-1 is not applicable. The Frequently Asked Questions (FAQ) published by the SEC in connection with the adoption of Rule 45d-1 in March 31, 2001 stated that the terms International and Global connote diversification among investments in different countries throughout the world, and therefore the use of these terms in a fund’s name is not subject to Rule 35d-1.

14.	Comment: With respect to Prudential Jennison Global Opportunities Fund, the Portfolio of Investments included in the annual report for the fiscal year ended October 31, 2014 discloses that 57% of the Fund’s assets were invested in US securities. Please explain how the “names rule” (Rule 35d-1) is being satisfied for this Fund if 57% of the Fund was invested in domestic securities.

Response: Same response as in 13 above.

15.	Comment: With respect to the annual reports for each of Prudential Global Total Return Fund, Inc. and Prudential Short-Term Corporate Bond Fund, Inc. for the fiscal years ended October 31, 2014 and December 31, 2014, respectively, the Portfolio of Investments includes fair value hierarchy disclosure which indicates that foreign bonds were valued at both Level 2 as well as Level 3. However, foreign bonds appear in the Portfolio of Investments categorized by foreign country. As a result, you should consider providing additional Level 2 and Level 3 information for the foreign bonds by categorizing them below the asset level.

Response: Noted and will be done in future with immediate effect.

16.	Comment: Pursuant to FASB ASC 820, financial statements are required to disclose the amounts of transfers between the different levels of the fair value hierarchy, the reasons therefor, and the reporting entity’s policies for determining when transfers are to be effected. Transfers in and out of the different levels are to be disclosed and discussed separately. Please confirm that the Funds’ financial statements are in compliance with FASB ASC 820.

Response: The Funds are in compliance with FASB ASC 820 relating to disclosure of transfers between the different levels for fair value hierarchy and reasons therefore. The funds have a materiality threshold for disclosure. Accordingly, we confirm that the funds policy is to disclose transfers between levels only if the amount of transfers greater than 1% of current reporting period end’s net assets.

17.	Comment: With respect to Prudential Absolute Return Bond Fund, the financial statements included in the annual report for the Fund for the fiscal year ended October 31, 2014 indicate that the Fund held securities for which interest was paid-in-kind (PIK). In the future, disclose the current PIK and cash interest rates for each such security.

Response: Noted and will be included.

18.	Comment: With respect to each of the Funds noted below, the Statement of Assets & Liabilities included in each Fund’s financial statements included in each Fund’s most recent annual report should state separately any liabilities that are material, since the balance of accrued expenses is greater than liabilities. Confirm that there are no material related party transactions. The requirements of Regulation S-X should be followed.

•	Prudential Real Assets Fund
•	Prudential California Muni Income Fund
•	Prudential Select Real Estate Fund
•	Prudential International Real Estate Fund
•	Prudential Emerging Markets Debt Local Currency Fund

•	Prudential Jennison Global Opportunities Fund
•	Prudential Jennison International Opportunities Fund

Response: The funds confirm that they follow the requirements of Regulation S-X and that there are no material liabilities.

19.	Comment: With respect to each of the Funds noted below, the Statement of Changes in Net Assets included in each Fund’s financial statements included in each Fund’s most recent annual report discloses distributions other than income. Please confirm compliance with Rule 19a-1.

•	Prudential Jennison MLP Fund
•	Prudential Emerging Markets Debt Local Currency Fund
•	Prudential Global Total Return Fund, Inc.

Response: The funds confirm that they have complied with Rule 19a-1 with respect to distributions other than income made by the funds.

20.	Comment: Regulation S-X (Section 6-09.70 requires parenthetical disclosure in the Statement of Changes in Net Assets of the balance of undistributed net investment income included in net assets at the end of the period. It appears that this disclosure was included in the financial statements for some Funds, but not for others. Please confirm compliance with the requirements of Regulation S-X.

Response: The funds have complied with the requirements of Regulation S-X with respect to the disclosure of undistributed Net Investment Income. To the extent that a fund has accumulated net investment loss or Distribution in Excess of Net Investment Income, such amount is not disclosed as the funds believe that the requirement is to disclose the Undistributed Net Investment Income (positive balances) only.

21.	Comment: Prudential Investment Portfolios 5 consists of two series: Prudential Jennison Conservative Growth Fund and Prudential Jennison Rising Dividend Fund. The notes to the financial statements included in the most recent semi-annual report for Prudential Jennison Conservative Growth Fund do not identify or disclose that Prudential Jennison Rising Dividend Fund is a series of Prudential Investment Portfolios 5. Please confirm and correct, as appropriate.

Response: Noted and the same will be corrected in all future reports.

22.	Comment: Please note that any if any Fund expense limitations are subject to recoupment or recapture, the notes to the financial statements for each Fund subject to recoupment or recapture should disclose the terms and conditions of these arrangements.

Response: The funds do not have a policy to recoup expenses of any prior fiscal year. With respect to expenses waived in within a given fiscal year the policy is as follows. Money market funds do not have a policy of recouping contractually waived fees. For non-money market funds, where an expense cap is in place, if at any given time during a given fiscal year, the expense falls below the capped amount, within the same fiscal year only, then the amount will be recouped up to the amount waived in that fiscal year up to the amount of the expense .

23.	Comment: With respect to the financial statements included in the annual report for Prudential Global Short Duration High Yield Fund for the fiscal year ended July 31, 2014, Level 3 investments are identified, but no materiality analysis is included. Please explain the materiality policy.

Response: The Fund employs a materiality threshold in determining if the roll-forward is necessary. The Fund has a materiality threshold of 0.75% of respective net assets at either the beginning or ending of the reporting period.

24.	Comment: Form N-1A, Item 27(b)(6) requires each Fund’s annual report include the following:

A statement that the SAI includes additional information about Fund directors and is available, without charge, upon request, and a toll-free (or collect) telephone number for shareholders to call to request the SAI. A review indicated that certain of the annual reports for the Funds may not have included this statement.

Response: The annual reports include the full details of the directors and officers of the fund and their occupation, the address, the number of funds they oversee and other directorships held. Therefore, reference to the statement is not included. Such reference to the additional availability of the information of directors is included in the semi-annual reports where individual details are not included.

25.	Comment: Form N-CSR, Items 2(c) and 2(d) require disclosure of any amendments to the code of ethics or any waiver from the provisions of the code of ethics. Please ensure compliance with these requirements.

Response: We will ensure that the requirements of items 2(c) and 2(d) of Form N-CSR are complied with.

26.	Comment: With respect to the annual reports filed on Form N-CSR for fiscal years 2014 and 2013, please confirm that “none” is correct with respect to the required Item 4 disclosures pertaining to fees billed by the principal accountants. Please provide information for each fee billed during the past two fiscal years, and revise the disclosure, as appropriate.

Response: We report the audit fees for each of the two years for each of the funds in response to question 4(a). The other sub-questions 4 (b) through 4(h) generally have no fees and the response provided is “None”. We have now revised our response to state that it is none for each of the two fiscal years for which the information is requested is “None”.

27.	Comment: With respect to the annual reports for the Funds which are included in Prudential Investment Portfolios 9 for the fiscal year ended October 31, 2014, the signatures accompanying Form N-CSR are dated December 18, 2014. However, the report of the independent registered public accounting firm with respect to the financial statements for Prudential International Real Estate Fund is dated December 19, 2014. Please explain why Form N-CSR includes signatures dated before the date of the report with respect to this Fund.

Response: The audits for the fiscal year ended October 31, 2014 were substantially completed and based on the expected date of the release of the audit opinion; the N-CSR forms were signed and dated October 18th ,2014. Due to a last minute change relating to a reclassification on the financial statements, the audit opinion was changed. We will ensure that in future, the dates are in conformity with the date of the audit opinion.

28.	Comment: Please explain why Fund filings on Form N-CSR and on Form N-Q were signed by someone other than an executive officer.

Response: All filings are signed by the current President or acting President of the funds and Principal Executive Officer and Treasurer of the funds and Principal Financial Officer of the funds. We will ensure that the process will be followed without exception.

29.	Comment: With respect to the Funds’ filing on Form 40-17G, a single insured bond should be indicated if not named on the joint bond. The filing doesn’t match to the minimum bond requirements. The filing should show assets and not the minimum single bond.

Response: Upon review of the Funds’ filing on Form 40-17G, we have determined that the filing contained erroneous data, as identified in the Staff’s comment. We intend to file an amendment to the Form 40-17G filing as soon as possible.

In connection with the Commission Staff’s review of the filings, the Registrant acknowledges that, with respect to filings made by each Registrant with the Commission and reviewed by the Staff: (a) each Registrant is responsible for the adequacy and accuracy of the disclosure in the filings; (b) Commission Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filings; and (c) each Registrant may not assert Commission Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments with respect to the foregoing, or if I can be of any further assistance in facilitating the Staff’s review, please contact me at (973) 802-6469. Thank you for your assistance in this matter.

Sincerely yours,

/s/ Jonathan D. Shain

Jonathan D. Shain

Vice President & Corporate Counsel